FORM C Electronic Signature on Behalf of Kobeyaki Newport, LLC

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Kobeyaki Newport, LLC

TIN:

37-1849322

Fiscal Year End (mm/dd) 12/31

By: [signature]

Signature

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Brian Kelly

Print Name

CEO, Principal Financial Officer/Treasurer,
Principal Accounting Officer/Comptroller

[signature]

Signature

CEO, Principal Financial Officer/Treasurer,
Principal Accounting Officer/Comptroller

9/14/17

Date

Certification of a majority of the Board of Directors:

Elaine Brodsky
Print Name

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Signature

_9/14/17_
Date

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Print Name

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Signature

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Date

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Print Name

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Signature

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Date

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Print Name

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Signature

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Date